February 19, 2026

Adam Laponis
Chief Financial Officer
Twist Bioscience Corporation
681 Gateway Blvd
South San Francisco, CA 94080

       Re: Twist Bioscience Corporation
           Form 10-K for Fiscal Year Ended September 30, 2025
           Form 10-Q for Quarterly Period Ended December 31, 2025
           File No. 001-38720
Dear Adam Laponis:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2025
Exhibits

1. We note the certifications provided in Exhibits 31 and 32 refer to the incorrect form and period. Please file a full amendment to your Form 10-Q with corrected certifications that refer to the proper form and period. Refer to Item 601(b)(31) and
(b)(32) of Regulation
       S-K and Regulation S-K C&DI 246.14.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 19, 2026
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Tara Harkins at 202-551-3639 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences